EXHIBIT 99.1

SKF leaves three stock exchanges

GOTEBORG, Sweden, Sept. 12, 2003 (PRIMEZONE) -- The SKF (Nasdaq:SKFR) (LSE:SKFB) B-shares are today traded in Stockholm, London, Paris and Zurich, and its American Depositary Receipts, ADR's, on NASDAQ in the USA. SKF has decided to leave three out of the five stock exchanges.

SKF's intention is to leave Paris, Zurich and NASDAQ, subject to the approval from the relevant authorities. The volumes traded on those three stock exchanges do not support a listing. Of the total traded volume during 2002, 80% was in Stockholm and 18% in London. Furthermore, the globalization of the capital markets has eliminated the need of a presence on a local stock exchange for funding purposes.

SKF will keep its B shares registered with the US Securities and Exchange Commission and also intends to maintain its ADR facility.

Goteborg, September 12, 2003 Aktiebolaget SKF (publ.)

Aktiebolaget SKF, SE-415 50 Goteborg, Sweden

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CONTACT:  SKF
          Lars G Malmer, SKF Group Communication
          tel. +46 (0)31 337 1541
          e-mail: Lars.G.Malmer@skf.com

          Aktiebolaget SKF
          tel. +46 (0)31 337 1000
          fax +46 (0)31 337 2832
          www.skf.com